YERBAE BRANDS CORP.

18801 N THOMPSON PEAK PKWY, SUITE 380

SCOTTSALE AZ, 85255

June 20, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Erin Donahue

Dear Sirs/Mesdames:

Re:	Yerbae Brands Corp. (the "Company")
Request for Withdrawal of Registration Statement on Form 10-12G
Filed April 23, 2024
File No. 000-56654

The Company hereby respectfully requests the withdrawal of its Registration Statement on Form 10-12G referenced above and all related documents and filings, identified by accession number 0001493152-24-015729 (the "Form 10") filed with the U.S. Securities and Exchange Commission (the "Commission") on April 23, 2024 under the Securities Exchange Act of 1934, as amended, effective as of the date hereof or at the earliest practicable date hereafter but prior to June 21, 2024. The Company has decided not to proceed with the Form 10 at this time in order to ensure that it does not become effective while there remain unresolved comments from the Commission; however, the Company reserves the right to file a registration statement on Form 10 in the future.

The Company makes this request in order to prevent the Form 10 from going effective in accordance with the provisions of Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, which would cause the Form 10 to become effective automatically 60 days after the initial filing date.

We would appreciate it if you would notify the undersigned of consent to this request with a copy to the Company's counsel, Virgil Hlus. If you have any questions or comments, please contact Virgil Hlus at 604.891.7707.

Thank you for your attention.

Sincerely,

YERBAE BRANDS CORP.

Per: /s/ Todd Gibson

Todd Gibson, Chief Executive Officer

cc:  Clark Wilson LLP

Attention: Virgil Hlus

VHlus@cwilson.com